Exhibit 15.01

Awareness Letter of KPMG LLP, Independent Registered Public Accounting Firm

The Board of Directors

Electronic Arts Inc.:

With respect to this registration statement on Form S-8 of Electronic Arts Inc., we acknowledge our awareness of the use herein of our reports dated August 6, 2007 and November 6, 2007 relating to our review of the unaudited condensed consolidated interim financial statements of Electronic Arts Inc. and subsidiaries that are included in its Form 10-Q for the quarterly periods ended June 30, 2007 and September 29, 2007, respectively.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such reports are not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

Mountain View, California

January 10, 2008